Exhibit 21.1

Tallgrass Energy Partners, LP

Subsidiaries

Company	Jurisdiction of Organization
Tallgrass MLP Operations, LLC	Delaware
Tallgrass Interstate Gas Transmission, LLC	Colorado
Tallgrass Midstream, LLC	Delaware